UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No.    )*

Jaguar Mining Inc.
(Name of Issuer)

Common Stock, no par value
(Title of Class of Securities)

47009M103
(CUSIP Number)

December 19, 2013
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant which this Schedule is filed:

☒  Rule 13d-1(b)

☐  Rule 13d-1(c)

☐  Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 17 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Names of Reporting Persons. Revere Partners Investment Adviser LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially by Owned by Each Reporting Person With	5. Sole Voting Power 0
6. Shared Voting Power 5,150,000*
7. Sole Dispositive Power 0
8. Shared Dispositive Power 5,150,000*
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,150,000*
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 6.0%*
12.	Type of Reporting Person (See Instructions) IA

* See Item 4.

1.	Names of Reporting Persons. Revere Capital Partners, LP
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially by Owned by Each Reporting Person With	5. Sole Voting Power 0
6. Shared Voting Power 5,150,000*
7. Sole Dispositive Power 0
8. Shared Dispositive Power 5,150,000*
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,150,000*
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 6.0%*
12.	Type of Reporting Person (See Instructions) PN

 * See Item 4.

1.	Names of Reporting Persons. Revere Partners General Partner LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially by Owned by Each Reporting Person With	5. Sole Voting Power 0
6. Shared Voting Power 5,150,000*
7. Sole Dispositive Power 0
8. Shared Dispositive Power 5,150,000*
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,150,000*
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 6.0%*
12.	Type of Reporting Person (See Instructions) HC

* See Item 4.

1.	Names of Reporting Persons. Carmine Di Palo
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially by Owned by Each Reporting Person With	5. Sole Voting Power 0
6. Shared Voting Power 5,150,000*
7. Sole Dispositive Power 0
8. Shared Dispositive Power 5,150,000*
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,150,000*
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 6.0%*
12.	Type of Reporting Person (See Instructions) HC

* See Item 4.

Pursuant to Rule 13d-1(h) of Regulation 13D-G of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended, the Reporting Persons hereby again report on Schedule 13G their beneficial ownership of common shares, no par value ("Shares"), of Jaguar Mining Inc. (the "Issuer"). The Reporting Persons, or certain of the Reporting Persons as applicable (i) originally reported their beneficial ownership on Schedule 13G, filed March 27, 2013, as amended; (ii) amended such Schedule 13G by reporting their beneficial ownership on Schedule 13D, filed September 20, 2013, as amended; and (iii) by filing this Statement of Schedule 13G, do hereby amend their Schedule 13D to cease reporting on Schedule 13D their beneficial ownership of Shares of the Issuer.

Item 1(a).  Name of Issuer:

   The name of the issuer is Jaguar Mining Inc.

Item 1(b).  Address of Issuer’s Principal Executive Offices:

   The address of the issuer’s principal executive offices is Rua Levindo Lopes 323 – Funcionários, CEP 30140-170 - Belo Horizonte – MG – Brazil (31) 3232-7100.

Item 2(a).  Name of Person Filing:

   This Schedule 13G is filed by the persons set forth below:

   (a)  Revere Capital Partners Investment Adviser LLC (the “Investment Adviser”);
   (b)  Revere Capital Partners, LP (the “Fund”);
   (c)  Revere Partners General Partner LLC (the “General Partner”); and
   (d)  Carmine Di Palo.

Item 2(b).  Address of Principal Business Office or, if none, Residence:

   The address of the principal business office for each reporting person is 4601 College Boulevard, Suite 221, Leawood, Kansas, 66211.

Item 2(c).  Citizenship:

   The Fund is a Delaware limited partnership.  The Investment Adviser and the General Partner are Delaware limited liability companies.  Carmine Di Palo is a citizen of the United States.

Item 2(d).  Title of Class of Securities:

   Common Stock, no par value

Item 2(e).  CUSIP Number:

    47009M103.

Item 3.  If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o).
(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
(e)	☒	An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E); (1)
(f)	☐	An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);
(g)	☒	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G); (2)
(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act (15 U.S.C. 80a-3);
(j)	☐	Group, in accordance with § 240.13d-1(b)(1)(ii)(J).

(1) Revere Partners Investment Adviser LLC.
(2) Revere Partners General Partner LLC and Carmine Di Palo.

Item 4.  Ownership.

As of December 20, 2013:

   (a)  Amount beneficially owned:

   The Fund directly beneficially owns 5,150,000 Shares.

   The General Partner is the general partner of the Fund, and may be deemed, therefore, to share beneficial ownership of the 5,150,000 Shares owned directly by the Fund.  Carmine Di Palo is the manager of the General Partner and may be deemed, therefore, to share beneficial ownership of the 5,150,000 Shares owned directly by the Fund.

   The Investment Adviser has been granted voting and dispositive power with regard to the 5,150,000 Shares directly owned by the Fund and may be deemed, therefore, to share beneficial ownership of such shares.

   (b) Percent of class: 6.0% (all reporting persons), based on 86,396,356 Shares outstanding, as reported by the Issuer in its Condensed Interim Consolidated Financial Statements as at and for the three and nine months ended September 30, 2013.

   (c)  Number of Shares as to which such person has:

   (ii) Shared power to vote or to direct the vote:

   The Fund, the Investment Adviser, the General Partner and Carmine Di Palo may be deemed to have shared power to vote or to direct the vote of 5,150,000 Shares held directly by the Fund.

                   (iv) Shared power to dispose or to direct the disposition of:

   The Fund, the Investment Adviser, the General Partner and Carmine Di Palo may be deemed to have shared power to dispose or to direct the disposition of 5,150,000 Shares held directly by the Fund.

Item 5.  Ownership of Five Percent of Less of a Class.

   Not applicable.

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

   Not applicable.

Item 7.  Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

   Not applicable.

Item 8.  Identification and Classification of Members of the Group.

   See Exhibit A to the Reporting Persons' Schedule 13D/A filed with the Securities and Exchange Commission on October 15, 2013.

Item 9.  Notice of Dissolution of Group.

   Not applicable.

Item 10.  Certifications.

   By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under Rule 14a-11.

Exhibits

A       Identification of Reporting Persons (incorporated by reference to Exhibit A to the Reporting Persons' Schedule 13D/A filed October 15, 2013)
B       Joint Filing Agreement dated October 15, 2013 (incorporated by reference to Exhibit B to the Reporting Persons' Schedule 13D/A filed October 15, 2013)

SIGNATURE

   After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

   Dated: December 20, 2013

REVERE PARTNERS INVESTMENT ADVISER LLC

By:	/s/ Carmine Di Palo
Carmine Di Palo, Manager

REVERE CAPITAL PARTNERS, LP

By: Revere Partners General Partner LLC, its general partner

By:	/s/ Carmine Di Palo
Carmine Di Palo, Manager

REVERE PARTNERS GENERAL PARTNER LLC

By:	/s/ Carmine Di Palo
Carmine Di Palo, Manager

/s/ Carmine Di Palo
Carmine Di Palo

EXHIBIT INDEX

Exhibit No.	Title

A	Identification of Reporting Persons (incorporated by reference to Exhibit A to the Reporting Persons' Schedule 13D/A filed October 15, 2013)
B	Joint Filing Agreement dated October 15, 2013 (incorporated by reference to Exhibit B to the Reporting Persons' Schedule 13D/A filed October 15, 2013)